Via Facsimile and U.S. Mail
Mail Stop 6010

January 16, 2009

Mr. Darrell Borne
Executive Vice President and Chief Financial Officer
Sciele Pharma, Inc.
5 Concourse Parkway, Suite 1800
Atlanta, GA 30328

Re: Sciele Pharma, Inc.
Form 10-K for the Year Ended December 31, 2007
File No. 000-30123

Dear Mr. Borne:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief